767 Fifth Avenue New York, NY 10153 +1 212 310 8000 tel +1 212 310 8007 fax	Weil, Gotshal & Manges LLP

November 2, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Morgan Youngwood / Stephen Krikorian

Re:	Skillsoft Corp. Form 10-K for the Fiscal Year Ended January 31, 2022 Form 8-K Filed September 7, 2022 Response dated October 6, 2022 File No. 001-38960

Ladies and Gentlemen:

On behalf of Skillsoft Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 19, 2022 (the “Comment Letter”) relating to the above-referenced filings.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the applicable filing of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed in the respective filings to which they relate.

Form 10-K for the fiscal year ended January 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page F-39

1.	We note your response to prior comment 1 and we are unable to agree that it is appropriate to present Non-GAAP financial information of the Successor and the Predecessor on a combined basis without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please confirm that you will remove this presentation in future filings.

The Company confirms that it will not present Non-GAAP financial information of the Successor and the Predecessor on a combined basis in prospective filings.

Form 8-K filed on September 7, 2022

Exhibit 99.1, page 11

2.	We note your response to prior comment 5. Please quantify each of the items included in the adjustments labeled “Non-recurring costs and other.” For each item, explain whether they represent normal, recurring, cash operating expenses necessary to operate your business. In addition, with a view toward future filings, please describe the nature of each adjustment and why you believe the adjustment is appropriate.

The Company respectfully acknowledges the Staff’s comment and will no longer identify such adjustments as “Non-recurring costs and other.” Those adjustments previously identified as “Non-recurring costs and other’ include “Transformation costs” and “System migration costs,” which are further described and quantified below.

•	Transformation costs – The Company has been focused on transforming its business through several significant strategic non-ordinary course transactions that have been completed since June 2021, including the Company’s business combination with Churchill Capital Corp. II, the merger with Global Knowledge, the acquisition of Codecademy and, most recently, the sale of its Sum Total business. Following the completion of these transactions, the Company is implementing certain strategic actions and initiatives, including related to business integration, and has incurred professional services costs in connection with such transformational initiatives. These costs do not represent normal, recurring cash operating expenses required to operate the business. Rather, these costs are directed at strategically integrating and optimizing efficiencies across the Company’s business to permanently alter the Company’s operations for the long term following the completion of the transactions. Further, given the nature of the costs aimed toward making strategic and lasting changes for the Company, these costs can vary significantly in terms of amount and frequency based on the particular initiative being implemented and the extent of the use of professional services to support the initiative. The Company incurred $2.1 million and $3.0 million of transformation costs for the three and six months ended July 31, 2022, respectively. The Company’s management believes that, by excluding these costs, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period over period. Further, the Company’s management believes that using non-GAAP measures that exclude these costs is a useful supplement for investors to GAAP disclosures because they enhance the understanding of trends in operating the business without the effect of costs for these strategic initiatives.

•	System migration costs – The Company has been migrating content and customers from its legacy system to a global platform. The system migration costs represent temporary resources needed for the migration activities. The Company does not expect these activities to continue. The system migration costs are discrete and event-specific costs which do not represent normal cash operating expenses that are necessary to run the Company’s business. The Company incurred $2.0 million and $3.6 million of system migration costs for the three and six months ended July 31, 2022, respectively. The Company’s management believes that, by excluding these discrete and event-specific costs, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period over period. Further, the Company’s management believes that using non-GAAP measures that exclude these costs is a useful supplement for investors to GAAP disclosures because they enhance the understanding of trends in operating the business without the effect of these system migration costs.

Accordingly, the Company respectfully submits to the Staff that they believe that it is appropriate for the Company to include adjustments in its non-GAAP measures for the Transformation costs and System migration costs described above.

Lastly, the Company will include a definition for each Non-GAAP financial measure and describe the nature of each adjustment in all perspective filings.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at 202-682-7208.

Very truly yours,

/s/ P.J. Himelfarb

Cc:	Sarah Kinnick Hilty, Skillsoft Corp.
Richard Walker, Skillsoft Corp.
Gary W. Ferrera, Skillsoft Corp.

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